EXHIBIT 99

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2. Date of Material Change

The material change occurred on August 31, 2010.

3. Press Release

On August 31, 2010, at approximately 4:00 p.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, the Toronto Stock Exchange ("TSX"), the New York Stock Exchange and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, and European Financial Markets networks. A copy of the press release is attached to this material change report.

4. Summary of Material Change

On August 31, 2010, Magna announced that its previously announced share capital reorganization that would eliminate its dual-class share structure and reorganize its vehicle electrification business in connection with the formation of a new joint venture between Magna and the Stronach Trust (the "Arrangement") and related transactions had been successfully completed. The Corporation's Class A subordinate voting shares were renamed as "common shares" and commenced trading under the symbol 'MG' on the Toronto Stock Exchange at the start of trading on September 1, 2010.

5. Full Description of Material Change

On August 31, 2010, Magna announced that the Arrangement had been completed.

As a result of the successful completion and implementation of the Arrangement:
Magna has purchased for cancellation from the Stronach Trust all of the 726,829 issued and outstanding Class B shares of Magna; the Stronach Trust has indirectly received 9,000,000 Class A subordinate voting shares in the capital of Magna and US$300 million in cash; the Class B Shares have been removed from the authorized capital of Magna; and the Class A subordinate voting shares have been renamed as "common shares". Each common share carries one vote per share and each holder of common shares has a voting interest that is proportionate to the holder's equity interest.

As a result of the Arrangement, the formation of a new joint venture between Magna and the Stronach Trust has also been completed. The joint venture is named "Magna E-Car Systems L.P.", a limited partnership governed by a limited partnership agreement between Magna E-Car Systems GP Holdings Inc., Magna E-Car Systems LP Holdings Inc. and Magna Vita Inc. and the Limited Partnerships Act (Ontario) (the "E-Car Partnership"). The Stronach Trust has indirectly invested $80 million in cash for a 26.67% interest in the E-Car Partnership. Magna has indirectly invested $220 million in assets and cash for a 73.33% interest. The Stronach Trust, indirectly, has effective control over the E-Car Partnership through the right to appoint three of five members of the management committee of general partners.

The Class A subordinate voting shares, renamed as "common shares", commenced trading under the symbol 'MG' on the Toronto Stock Exchange at the start of trading on September 1, 2010 and continued trading under the symbol 'MGA' on the New York Stock Exchange.

In connection with the completion of the Arrangement, certain amendments to the consulting, business development and business services agreements in place between Magna, and certain of its subsidiaries, and Frank Stronach, and certain of his affiliated entities, became effective, all as more fully disclosed by Magna in its public disclosure documents that were previously filed with the Canadian securities regulatory authorities.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Bassem A. Shakeel, Vice-President and Secretary of the Corporation at (905) 726-7070.

DATED at Aurora, Ontario the 2nd day of September, 2010.


Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164
www.magna.com

PRESS RELEASE

MAGNA PLAN OF ARRANGEMENT COMPLETED

August 31, 2010, Aurora, Ontario, Canada. Magna International Inc.
(TSX: MG.A, NYSE: MGA) today announced that the plan of arrangement to eliminate Magna's dual-class share structure has been completed.
Magna's common shares will commence trading under the symbol 'MG' on the Toronto Stock Exchange at the start of trading on September 1, 2010.

Contact

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 76,000 employees in 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.